Endeavour Silver Corp.

Condensed Consolidated Interim Financial Statements
Unaudited
Three and Six Months Ended June 30, 2026 and 2025

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 1

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(unaudited)

(expressed in millions of US dollars)

	Notes	June 30, 2026	December 31, 2025
ASSETS

Current assets
Cash and cash equivalents		$236.6	$215.4
Other investments	4	6.8	1.0
Accounts and other receivables	5	41.4	26.0
IVA receivables	6	69.5	63.8
Inventories	7	71.3	62.3
Derivative assets	18	0.9	1.1
Prepaids and other current assets		8.9	6.0
Assets held for sale		-	47.6
Total current assets		435.4	423.2

Non-current income tax receivable		5.5	5.4
Non-current IVA receivable	6	4.2	3.0
Deferred income tax asset		3.0	-
Non-current investments	4	6.0	-
Non-current derivative assets	18	10.2	8.0
Deferred consideration	4	7.8	-
Other non-current assets		8.9	10.2
Mineral properties, plant and equipment	8	791.2	785.9
Total assets		$1,272.2	$1,235.7

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable, accrued liabilities and other		$109.5	$120.4
Income taxes payable		26.4	24.3
Loans payable	10	2.7	8.8
Contingent payment liability	18	9.4	-
Copper stream liability	18	8.2	7.7
Derivative liabilities	18	64.8	94.1
Liabilities held for sale		-	21.5
Total current liabilities		221.0	276.8

Non-current loans payable	10	2.9	3.9
Provisions for reclamation and rehabilitation		24.2	22.3
Deferred income tax liability		30.7	38.2
Non-current copper stream liability	18	37.2	37.0
Non-current derivative liabilities	18	1.0	36.2
Convertible senior notes	9	241.2	231.2
Non-current contingent payment liability	18	-	8.8
Other non-current liabilities		1.6	2.2
Total liabilities		559.8	656.6

Shareholders' equity
Common shares	11	984.0	981.2
Contributed surplus	11	88.3	89.2
Retained deficit		(359.9)	(491.3)
Total shareholders' equity		712.4	579.1
Total liabilities and shareholders' equity		$1,272.2	$1,235.7

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Approved on behalf of the Board:

/s/ Margaret Beck	/s/ Daniel Dickson
Director	Director

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 2

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

(unaudited)

(expressed in millions of US dollars, except for shares and per share amounts)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
	Notes	2026	2025	2026	2025

Revenue	12	$212.1	$88.6	$421.8	$152.1

Cost of sales:
Direct production costs		101.0	59.2	185.0	94.4
Royalties		11.2	6.5	22.4	12.7
Share-based compensation		0.2	0.2	0.4	0.2
Depreciation		25.7	15.0	46.5	24.2
		138.1	80.9	254.3	131.5

Mine operating earnings		74.0	7.7	167.5	20.6

Expenses:
Exploration, evaluation and development	13	6.4	4.9	11.5	9.5
General and administrative	14	2.9	7.6	7.5	11.9
		9.3	12.5	19.0	21.4

Operating earnings (loss)		64.7	(4.8)	148.5	(0.8)

Finance costs		5.7	1.1	11.5	1.6

Other income (expense):
Foreign exchange gain (loss)		0.6	0.7	0.3	(0.3)
Gain (loss) on derivative liabilities	18	21.7	(10.0)	(2.5)	(41.9)
Gain on sale of Bolañitos	4	0.9	-	36.5	-
Investment gains (losses) and other		(2.7)	0.6	(5.9)	2.2
		20.5	(8.7)	28.4	(40.0)

Earnings (loss) before income taxes		79.5	(14.6)	165.4	(42.4)

Income tax expense (recovery):
Current income tax expense		10.7	9.1	44.5	14.4
Deferred income tax expense (recovery)		2.3	(3.2)	(10.5)	(3.4)
		13.0	5.9	34.0	11.0

Net earnings (loss) and comprehensive earnings (loss)		$66.5	$(20.5)	$131.4	$(53.4)

Basic earnings (loss) per share		$0.22	$(0.07)	$0.44	$(0.20)
Diluted earnings (loss) per share	11(d)	$0.21	$(0.07)	$0.42	$(0.20)

Basic weighted average number of shares outstanding ('000)		296,096	283,534	295,892	272,988
Diluted weighted average number of shares outstanding ('000)	11(d)	327,030	283,534	326,869	272,988

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 3

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(unaudited)

(expressed in millions of US dollars, except for shares and per share amounts)

	Notes	Number of shares	Share Capital	Contributed Surplus	Retained Deficit	Total Shareholders' Equity
Balance at December 31, 2024		262,324	$851.0	$5.6	$(372.2)	$484.4

Public equity offerings, net of issuance costs		12,885	46.6	-	-	46.6
Exercise of options	11(a)	443	1.3	(0.4)	-	0.9
Redemption of deferred share units		103	0.3	(0.3)	-	-
Issued as part of a business acquisition		14,075	48.4	-	-	48.4
Share-based compensation	11(a)(b)	-	-	2.2	-	2.2
Loss for the period		-	-	-	(53.4)	(53.4)
Balance at June 30, 2025		289,830	$947.6	$7.1	$(425.6)	$529.1

Public equity offerings, net of issuance costs		3,839	23.9	-	-	23.9
Exercise of options	11(a)	1,741	9.7	(3.3)	-	6.4
Conversion feature of the convertible senior notes	9	-	-	111.1	-	111.1
Deferred tax impact of convertible senior notes conversion feature recognized in equity		-	-	(27.4)	-	(27.4)
Share-based compensation	11(a)(b)	-	-	1.7	-	1.7
Loss for the period		-	-	-	(65.7)	(65.7)
Balance at December 31, 2025		295,410	$981.2	$89.2	$(491.3)	$579.1

Exercise of options	11(a)	440	1.7	(0.5)	-	1.2
Settlement of restricted and performance share units	11(b)	294	1.1	(2.7)	-	(1.6)
Share-based compensation	11(a)(b)	-	-	2.3	-	2.3
Earnings for the period		-	-	-	131.4	131.4
Balance at June 30, 2026		296,144	$984.0	$88.3	$(359.9)	$712.4

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 4

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(unaudited)

(expressed in millions of US dollars)

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
	Notes	2026	2025	2026	2025

Operating activities
Net earnings (loss) for the period		$66.5	$(20.5)	$131.4	$(53.4)

Items not affecting cash:
Share-based compensation	11(a)(b)	0.9	1.7	2.3	2.2
Depreciation	8	26.1	15.2	47.4	24.7
Deferred income tax (expense) recovery		2.3	(3.2)	(10.5)	(3.4)
Unrealized foreign exchange loss (gain)		(3.0)	(2.8)	(2.4)	(2.5)
Finance costs		5.7	1.1	11.5	1.6
Interest income		(2.4)	(0.6)	(4.4)	(1.6)
Loss on copper stream revaluation	18	3.2	1.3	4.4	1.3
Unrealized (gain) loss on derivatives		(24.5)	8.9	(0.3)	40.8
Unrealized (gain) loss on other investments	4	4.3	(0.2)	8.4	(0.3)
Gain on sale of Bolañitos	4	(0.9)	-	(36.5)	-
Other non-cash adjustments		(1.6)	(0.1)	(1.3)	(0.2)
Change in precious metal prepayments		-	13.5	-	13.5
Repayment of derivative liabilities	18	(31.7)	-	(66.2)	-
Net changes in non-cash working capital	15	(5.1)	7.2	(23.2)	2.2
Cash from operating activities		39.8	21.5	60.6	24.9

Investing activities
Payment for mineral properties, plant and equipment	8	(29.1)	(54.2)	(67.0)	(95.7)
Proceeds from sale of Bolañitos, net of cash disposed	4	-	-	27.5	-
Net cash paid on business acquisition		-	(72.8)	-	(72.8)
Proceeds from disposal of other investments		-	0.8	-	0.8
Proceeds from loans receivable		-	0.2	-	0.1
Interest received		2.3	0.6	4.3	1.6
Cash used in investing activities		(26.8)	(125.4)	(35.2)	(166.0)

Financing activities
Repayment of loans payable	10	(5.9)	(2.3)	(7.0)	(3.6)
Repayment of lease liabilities		(0.4)	(0.3)	(0.7)	(0.4)
Interest paid	10	(0.3)	(3.2)	(0.5)	(6.3)
Net proceeds from public equity offerings		-	46.6	-	46.6
Proceeds from exercise of options	11(a)	0.2	0.9	1.2	0.9
Proceeds from loans payable	10	-	15.0	-	15.0
Proceeds from copper stream prepayment	18	-	35.0	-	35.0
Repayment of copper stream	18	(2.1)	(0.5)	(3.9)	(0.4)
Performance share units withholding tax settlement		-	-	(1.6)	-
Cash from (used in) financing activities		(8.5)	91.2	(12.5)	86.8

Effect of exchange rate change on cash and cash equivalents		0.3	0.2	-	0.1

Increase (decrease) in cash and cash equivalents		4.8	(12.5)	12.9	(54.2)
Cash and cash equivalents, beginning of the period		231.8	64.7	215.4	106.4
Cash and cash equivalents, beginning of the period presented in assets held for sale		-	-	8.3	-
Cash and cash equivalents, end of the period		$236.6	$52.2	$236.6	$52.2

Supplemental cash flow information (Note 15)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 5

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months and six months ended June 30, 2026 and 2025

(unaudited)

(expressed in millions of US dollars, unless otherwise stated)

1. CORPORATE INFORMATION

Endeavour Silver Corp. (the "Company" or "Endeavour Silver") is a corporation governed by the Business Corporations Act (British Columbia). The Company is engaged in silver mining in Mexico and Peru and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile and the United States. On January 15, 2026, the Company completed the sale of Mina Bolañitos, S.A. de C.V. ("Bolañitos") (Note 4). The Company is listed on the Toronto Stock Exchange (the "TSX") (TSX: EDR), and the New York Stock Exchange (the "NYSE") (NYSE: EXK). The address of the registered office is Suite 3500, 1133 Melville Street, Vancouver, BC, Canada V6E 4E5.

2. BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and do not include all of the information required for full annual financial statements and should be read in conjunction with the Company's annual audited consolidated financial statements as at and for the year ended December 31, 2025.

The Board of Directors approved these condensed consolidated interim financial statements for issue on July 29, 2026.

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

These condensed consolidated interim financial statements are presented in the Company's functional currency of US dollars and include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

3. MATERIAL ACCOUNTING POLICIES

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company's annual audited consolidated financial statements as at and for the year ended December 31, 2025, except as described below:

Effective January 1, 2026, the Company adopted amendments to IFRS 9 Financial Instruments and related amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures related to the settlement of financial assets and financial liabilities through electronic payment systems. The amendments clarify the timing of recognition and derecognition of financial assets and financial liabilities settled electronically and introduce an optional exception for certain electronic payment arrangements. The adoption of these amendments did not have a material impact on the Company's consolidated financial statements.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the annual audited consolidated financial statements for the year ended December 31, 2025.

4. SALE OF BOLAÑITOS

On January 15, 2026, the Company completed the disposal of Bolañitos, pursuant to a definitive agreement with Guanajuato Silver Company Ltd. dated November 24, 2025. The transaction includes upfront consideration of (i) cash of $30.0; (ii) 36.9 million common shares of Guanajuato Silver, measured at their fair value of $20.2 based on the quoted share price of C$0.76 per share at the close of the agreement date; (iii) a working capital adjustment in the Company's favour of $6.6. As at June 30, 2026, the Company had received $30.0 in cash and a $3.4 preliminary working capital adjustment based on December 31, 2025 balances. The remaining working capital adjustment as at the date of sale was $3.1 and is recorded in accounts and other receivables. Subsequent to June 30, 2026, the Company received the remaining working capital adjustment receivable of $3.1.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 6

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months and six months ended June 30, 2026 and 2025

(unaudited)

(expressed in millions of US dollars, unless otherwise stated)

The total upfront consideration for the sale of the Bolañitos consisted of the following components:

Cash consideration	$30.0
Common shares received	20.2
Working capital adjustment	6.6
Total upfront consideration	$56.8

As at June 30, 2026, the Company held 36.9 million common shares of Guanajuato Silver that are subject to transfer restrictions and carried at a fair value of $12.0 (December 31, 2025 - $nil). During the three and six months ended June 30, 2026, the shares were revalued with revaluation losses of $4.3 and $8.2, respectively, recorded in investment and other for the period. The shares are subject to transfer restrictions consisting of an initial 12-month prohibition on transfers followed by two successive 12-month periods during which transfers are permitted only up to specified thresholds. Based on the expected timing over which the restrictions lapse, $6.0 of the shares are classified within current assets and $6.0 within non-current assets as at June 30, 2026.

In addition to the upfront consideration, the Company is entitled to receive up to $10.0 of deferred consideration, payable in two installments of $5.0 each upon the Bolañitos mine achieving the cumulative production milestones of two million and four million silver-equivalent ounces. There is no requirement that such production be achieved within a specified period. The fair value of the deferred consideration at the disposal date was determined to be $7.6. The deferred consideration represents a financial asset measured at fair value through profit or loss and is re-measured at the end of each reporting period, with changes in fair value recognized in profit or loss. The fair value of the deferred consideration as at June  30, 2026, was determined to be $7.8, and the Company recognized a fair value adjustment of $0.2 in other income for the three and six months ended June 30, 2026.

The Company recognized a gain on disposal of $36.5, calculated as follows:

Upfront consideration	$56.8
Deferred consideration	7.6
Less: costs of disposal	(0.1)
Fair value less costs of disposal	$64.3

Carrying value of net assets disposed	$27.8
Gain on disposal	$36.5

At January 15, 2026, the carrying amounts of the assets and liabilities relating to Bolañitos were as follows:

January 15, 2026

Cash and cash equivalents	$5.5
Accounts and other receivables	10.5
Inventories	4.5
Mineral properties, plant and equipment	26.2
Deferred income tax assets	0.5
Other assets	0.3
$47.5

Accounts payable and accrued liabilities	$8.2
Income tax payable	6.1
Reclamation and closure provisions	4.1
Other liabilities	1.3
$19.7

Net assets	$27.8

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 7

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months and six months ended June 30, 2026 and 2025

(unaudited)

(expressed in millions of US dollars, unless otherwise stated)

5. ACCOUNTS AND OTHER RECEIVABLES

	June 30,	December 31,
	2026	2025

Trade receivables	$31.7	$20.6
Sales tax receivables (GST and IGV)	0.3	0.9
Other receivables	6.8	2.2
Current portion of loan receivable	2.6	2.3
	$41.4	$26.0

The trade receivables include receivables from concentrate and doré sales. The fair value of receivables arising from concentrate and doré sales that contain provisional pricing mechanisms is determined by using the appropriate forward metal prices quoted at period end from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of a derivative, are classified within Level 2 of the fair value hierarchy (Note 18).

6. IVA RECEIVABLES

As at June 30, 2026, the total receivable balance for the Company's Mexican subsidiaries' value added tax, Impuesto al Valor Agregado ("IVA") of $73.7 (December 31, 2025 - $66.8) has been allocated between the current portion of $69.5 and the non-current portion of $4.2 (December 31, 2025 - $63.8 and $3.0, respectively). The non-current portion relates to the $3.7 claim of Minera Pitarrilla, S.A. de C.V. that will be eligible for submission upon generation of revenue (December 31, 2025 - $1.9) and $0.5 of other disputed claims.

7. INVENTORIES

	June 30,	December 31,
	2026	2025

Warehouse inventory	$35.0	$31.0
Stockpile inventory	16.2	14.1
Finished goods inventory	17.7	14.9
Work in process inventory	2.4	2.3
	$71.3	$62.3

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 8

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months and six months ended June 30, 2026 and 2025

(unaudited)

(expressed in millions of US dollars, unless otherwise stated)

8. MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Exploration & evaluation assets	Mineral properties	Plant & buildings	Machinery & equipment	Transport & office equipment	Total
Cost

Balance at December 31, 2024	$83.7	$694.3	$229.6	$149.7	$16.6	$1,173.9
Additions	1.3	23.9	147.9	15.2	2.4	190.7
Acquired in business combination	-	74.4	98.8	12.1	6.8	192.1
Reclassified to assets held for sale	-	(93.5)	(23.8)	(34.9)	(2.6)	(154.8)
Disposals	-	-	(0.2)	(3.5)	(0.7)	(4.4)
Impairment of exploration properties	(0.4)	-	-	-	-	(0.4)
Balance at December 31, 2025	$84.6	$699.1	$452.3	$138.6	$22.5	$1,397.1

Additions	0.2	27.8	17.9	6.1	1.1	53.1
Disposals	-	-	(0.2)	(0.3)	(0.2)	(0.7)
Balance at June 30, 2026	$84.8	$726.9	$470.0	$144.4	$23.4	$1,449.5

Accumulated depreciation

Balance at December 31, 2024	$-	$489.3	$97.6	$69.3	$11.5	$667.7
Depreciation	-	38.0	22.7	12.7	2.5	75.9
Reclassified to assets held for sale	-	(85.0)	(20.0)	(21.6)	(2.1)	(128.7)
Disposals	-	-	(0.1)	(3.0)	(0.6)	(3.7)
Balance at December 31, 2025	$-	$442.3	$100.2	$57.4	$11.3	$611.2

Depreciation	-	21.4	18.9	6.2	1.3	47.8
Disposals	-	-	(0.2)	(0.3)	(0.2)	(0.7)
Balance at June 30, 2026	$-	$463.7	$118.9	$63.3	$12.4	$658.3

Net book value
At December 31, 2025	$84.6	$256.8	$352.1	$81.2	$11.2	$785.9
At June 30, 2026	$84.8	$263.2	$351.1	$81.1	$11.0	$791.2

9. CONVERTIBLE SENIOR NOTES

On December 4, 2025, the Company completed an offering of $350.0 aggregate principal amount of unsecured convertible senior notes (the "Notes") due in 2031. The Notes bear interest at 0.25% per annum, payable semi-annually, and are convertible at the option of the holder into a fixed number of the Company's common shares at a conversion price defined in the offering agreement. The Company received net proceeds of $339.1 which were allocated between liability, equity and early redemption derivative components. The early redemption derivative asset embedded in the Notes is valued using a FINCAD model with key assumptions including underlying stock volatility and the Company's credit spread and is classified within Level 3 in the fair value hierarchy.

As at June 30, 2026, the carrying amount of the liability component of the instrument, net of allocated issuance costs, was $241.2 (December 31, 2025 - $231.2), reflecting interest accretion under the effective interest method of $5.1 and $10.0 during the three and six months ended June 30, 2026, respectively. The embedded derivative related to the early redemption option had a carrying amount of $10.2 as at June 30, 2026 (December 31, 2025 - $8.0). This movement reflects the remeasurement to fair value, resulting in a decrease of $0.5 and an increase of $2.2 for the three and six months ended June 30, 2026, respectively (Note 18).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 9

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months and six months ended June 30, 2026 and 2025

(unaudited)

(expressed in millions of US dollars, unless otherwise stated)

10. LOANS PAYABLE

	Terronera Debt Facility	Equipment Financing	Kolpa Loans	Total
Loan currency	USD	USD	USD
Year of maturity	2031	2029	2028
Balance at December 31, 2024	$114.7	$7.9	$-	$122.6

Loan drawdowns	15.0	4.0	-	19.0
Assumed on business acquisition	-	1.1	24.7	25.8
Finance cost	18.4	0.7	1.4	20.5
Repayments of principal	(130.0)	(5.3)	(24.3)	(159.6)
Payments of interest	(13.1)	(0.7)	(1.8)	(15.6)
Balance at December 31, 2025	$5.0	$7.7	$-	$12.7

Finance cost	0.2	0.2	-	0.4
Repayments of principal	(5.0)	(2.0)	-	(7.0)
Payments of interest	(0.2)	(0.3)	-	(0.5)
Balance at June 30, 2026	$-	$5.6	$-	$5.6

Less: Current portion of loans payable	-	2.7	-	2.7
Balance: Non-current loans payable	$-	$2.9	$-	$2.9

Debt Facility

During June 2026, the Company repaid the final balance of the Debt Facility.

Equipment Financing

The equipment financing is secured by the underlying equipment purchased and is subject to various non-financial covenants, and as at June 30, 2026, the Company was in compliance with these covenants. As at June 30, 2026, the net book value of equipment included $10.7 (December 31, 2025 - $17.9) of assets pledged as security for the equipment financing.

11. SHARE CAPITAL

(a) Stock Options

Expressed in Canadian dollars	Six months ended		Year ended
	June 30, 2026		December 31, 2025
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	1,671,794	$4.13	3,181,491	$4.13
Granted	-	$-	763,530	$5.36
Exercised	(439,770)	$3.58	(2,184,107)	$4.56
Expired and forfeited	(40,000)	$4.77	(89,120)	$4.21
Outstanding, end of period	1,192,024	$4.31	1,671,794	$4.13
Options exercisable at the end of the period	929,172	$4.02	892,416	$4.01

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 10

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months and six months ended June 30, 2026 and 2025

(unaudited)

(expressed in millions of US dollars, unless otherwise stated)

Expressed in Canadian dollars
	Options Outstanding			Options Exercisable
	Number	Weighted Average	Weighted Average	Number Exercisable	Weighted Average
Exercise	Outstanding	Remaining
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	June 30, 2026	(Number of Years)	Price	June 30, 2026	Price

$2.00 - $2.99	443,900	2.7	$2.89	443,900	$2.89
$4.00 - $4.99	197,000	2.1	$4.23	180,000	$4.19
$5.00 - $5.99	491,930	3.7	$5.39	246,078	$5.39
$6.00 - $6.99	59,194	0.7	$6.24	59,194	$6.24
	1,192,024	2.9	$4.31	929,172	$4.02

During the three and six months ended June 30, 2026, the Company recognized share-based compensation expense of $0.1 and $0.2, respectively (June 30, 2025 - $0.6 and $0.8 respectively) based on the fair value of the vested portion of options.

(b) Share Units Plan

Performance Share Units (PSUs)

	Six months ended	Year ended
	June 30, 2026	December 31, 2025
	Number of units	Number of units

Outstanding, beginning of period	1,214,900	1,078,000
Granted	101,800	299,900
Cancelled	(62,440)	(163,000)
Settled for Shares	(177,006)	-
Settled for Cash	(142,994)	-
Outstanding, end of period	934,260	1,214,900

Performance criteria are based on the Company's share price performance relative to a representative group of other mining companies. On March 6, 2026, 320,000 PSUs issued in 2023 vested with a performance metric of 99%; the Company elected to pay employment taxes using cash and therefore, 176,251 shares were issued to settle the remaining balance. Of the outstanding PSUs, 595,000 vest on March 12, 2027, 237,460 vest on April 1, 2028, and 101,800 vest on March 1, 2029 once certain performance criteria are met.

During the three and six months ended June 30, 2026, the Company recognized share-based compensation expense of $0.3 and $0.7 respectively related to the PSUs (June 30, 2025 - $0.4 and $0.7 respectively).

Deferred share units (DSUs) - Equity Settled

	Six months ended	Year ended
	June 30, 2026	December 31, 2025
	Number of units	Number of units

Outstanding, beginning of period	598,437	564,841
Granted	43,456	136,969
Settled	-	(103,373)
Outstanding, end of period	641,893	598,437

During the six months ended June 30, 2026, under the Share Units Plan, there were 43,456 DSUs granted (June 30, 2025 - 130,998). During the three and six months ended June 30, 2026, the Company recognized share-based compensation expense of $nil and $0.5, respectively, related to the DSUs (June 30, 2025 - $0.5 and $0.6 respectively).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 11

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months and six months ended June 30, 2026 and 2025

(unaudited)

(expressed in millions of US dollars, unless otherwise stated)

Restricted Share Units (RSUs)

Expressed in Canadian dollars	Six months ended	Year ended
	June 30, 2026	December 31, 2025
	Number of Units	Number of Units

Outstanding, beginning of period	363,520	-
Granted	248,300	374,310
Vested	(117,843)	-
Cancelled	(34,124)	(10,790)
Outstanding, end of period	459,853	363,520

During the three and six months ended June 30, 2026, the Company recognized share-based compensation expenses of $0.5 and $0.9 respectively related to the RSUs (June 30, 2025 - $nil and $nil respectively).

(c) Historical Cash Settled Deferred Share Units

Expressed in Canadian dollars	Six months ended		Year ended
	June 30, 2026		December 31, 2025
	Number of Units	Weighted Average Grant Price	Number of Units	Weighted Average Grant Price

Outstanding, beginning of period	942,628	$3.24	1,044,204	$3.19
Settled	-	-	(101,576)	$2.74
Outstanding, end of period	942,628	$3.24	942,628	$3.24

Fair value at period end	942,628	$11.77	942,628	$12.91

During the three and six months ended June 30, 2026, the Company recognized a mark to market recovery on cash-settled Deferred Share Units related to director's compensation, which is included in general and administrative employee costs, of $1.0 and $1.1 respectively (June 30, 2025 - a mark to market expense of $0.6 and $1.2 respectively) based on the change in the fair value of the cash-settled Deferred Share Units. As of June 30, 2026, deferred share units outstanding have a fair market liability value of $7.8 (December 31, 2025 - $8.9) recognized in accounts payable, accrued liabilities and other.

(d) Diluted earnings (loss) per Share

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025

Net earnings (loss) – basic	$66.5	$(20.5)	$131.4	$(53.4)
Interest expense on convertible notes, net of tax	3.7	-	7.3	-
Net earnings (loss) – diluted	$70.2	$(20.5)	$138.7	$(53.4)
Basic weighted average number of shares outstanding	296,096	283,534	295,892	272,988
Effect of dilutive securities:
Stock options	797	-	840	-
Equity settled deferred share units	642	-	642	-
Convertible note	28,101		28,101
Equity settled deferred share units	460	-	460	-
Performance share units	934	-	934	-
Diluted weighted average number of share outstanding	327,030	283,534	326,869	272,988

Diluted earnings (loss) per share	0.21	(0.07)	0.42	(0.20)

As of June 30, 2026, there are no anti-dilutive potential ordinary shares (June 30, 2025 - 5,486,567).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 12

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months and six months ended June 30, 2026 and 2025

(unaudited)

(expressed in millions of US dollars, unless otherwise stated)

12. REVENUE

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025

Silver sales	$144.1	$48.9	$285.3	$88.0
Gold sales	46.6	28.0	101.7	52.8
Lead sales	11.5	6.7	20.5	6.7
Zinc sales	11.4	5.6	18.4	5.6
Copper sales	1.5	0.6	2.2	0.6
Other metals sales	1.3	0.4	2.1	0.4
Less: smelting and refining costs	(4.3)	(1.6)	(8.4)	(2.0)
Revenue	$212.1	$88.6	$421.8	$152.1

Changes in fair value from provisional pricing are included in silver, gold, lead, zinc and copper sales. During the periods revenue per product was:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025
Concentrate sales	$143.6	$43.8	$288.6	$60.7
Concentrate provisional pricing adjustments	(7.5)	0.5	(7.7)	0.7
Total revenue from concentrate sales	136.1	44.3	280.9	61.4
Refined metal sales	77.1	44.3	142.0	90.7
Refined metal provisional pricing adjustments	(1.1)	-	(1.1)	-
Total revenue	$212.1	$88.6	$421.8	$152.1

13. EXPLORATION, EVALUATION AND DEVELOPMENT

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025

Exploration expenditures
Depreciation	$0.2	$-	$0.3	$0.2
Share-based compensation	-	0.2	0.1	0.3
Employee costs	1.3	0.8	2.1	1.7
Direct exploration expenditures	3.0	2.9	6.1	5.0
Evaluation and development expenditures
Employee costs	0.1	0.7	0.1	1.4
Direct evaluation and development expenditures	1.8	0.3	2.8	0.9
	$6.4	$4.9	$11.5	$9.5

14. GENERAL AND ADMINISTRATIVE

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025

Depreciation	$0.1	$0.1	$0.2	$0.2
Share-based compensation	0.6	1.3	1.8	1.8
Salaries, wages and benefits	1.3	1.0	2.7	2.0
Directors' DSU liability expense (recovery)	(1.0)	0.6	(1.1)	1.2
Direct general and administrative expenditures	1.9	4.6	3.9	6.7
	$2.9	$7.6	$7.5	$11.9

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 13

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months and six months ended June 30, 2026 and 2025

(unaudited)

(expressed in millions of US dollars, unless otherwise stated)

15. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025

Net changes in non-cash working capital:
Accounts and other receivables	$(4.7)	$1.7	$(15.1)	$(4.5)
Income tax receivable	(0.9)	(0.4)	(1.0)	(0.5)
Inventories	3.9	(11.8)	(7.3)	(14.1)
Prepaids	0.1	0.6	(2.2)	(0.6)
Accounts payable, accrued liabilities and other	6.3	27.1	4.9	30.7
Income taxes payable	(3.9)	5.2	2.7	6.5
IVA receivable	(5.9)	(15.2)	(5.2)	(15.3)
	$(5.1)	$7.2	$(23.2)	$2.2

Non-cash financing and investing activities:
Reclamation included in mineral properties, plant and equipment	$1.5	$-	$1.5	$-
Fair value of exercised options allocated to share capital	0.1	0.4	0.5	0.4
Fair value of restricted share units allocated to share capital	0.4	-	0.4	-

Other cash disbursements:
Income taxes paid	$9.2	$1.8	$29.3	$4.2
Special mining duty paid	$1.3	$-	$5.8	$3.9

16. SEGMENT DISCLOSURES

The Company's operating segments are based on internal management reports that are reviewed by the Company's executives (the chief operating decision makers) in assessing performance. The Company has three operating mining segments: Guanaceví and Terronera in Mexico, and Kolpa in Peru. The Company also reports Exploration and Corporate segments. Bolañitos was sold on January 15, 2026, and accordingly is no longer included as an operating segment as of June 30, 2026 (Note 4).

The Exploration segment consists of projects in the exploration and evaluation phases in Mexico, Chile and the USA. Exploration projects that are in the local district surrounding a mine are included in the mine's segments. Both mines located in Mexico produce silver and gold, while Kolpa produces silver, lead, zinc and copper. Refined metal sales come from Guanaceví while the other two mines sell metals in concentrate. The Corporate segment includes the gain on disposal of Bolañitos.

Three months ended June 30		Revenue	Cost of sales - direct	Cost of sales - depreciation	Cost of sales - other	Mine operating earnings	Net earnings and comprehensive earnings

Guanaceví	2026	$76.0	$37.8	$7.5	$7.9	$22.8	$17.7
	2025	43.9	23.0	6.3	6.3	8.3	5.9
Bolañitos	2026	-	-	-	-	-	-
	2025	17.6	11.6	2.7	0.2	3.1	2.7
Terronera	2026	69.8	29.3	9.9	2.4	28.2	50.1
	2025	3.3	8.3	0.8	0.1	(5.9)	(16.7)
Kolpa	2026	66.3	33.9	8.3	1.1	23.0	16.1
	2025	23.8	16.3	5.2	0.1	2.2	(0.9)
Exploration	2026	-	-	-	-	-	(6.4)
	2025	-	-	-	-	-	(3.9)
Corporate	2026	-	-	-	-	-	(11.0)
	2025	-	-	-	-	-	(7.6)
Consolidated	2026	$212.1	$101.0	$25.7	$11.4	$74.0	$66.5
	2025	$88.6	$59.2	$15.0	$6.7	$7.7	$(20.5)

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 14

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months and six months ended June 30, 2026 and 2025

(unaudited)

(expressed in millions of US dollars, unless otherwise stated)

The Exploration segment included $0.3 of costs incurred in Chile for the three months ended June 30, 2026 (June 30, 2025 - $0.5) and $0.1 of costs incurred in USA (June 30, 2025 - $0.1).

Six months ended June 30		Revenue	Cost of sales - direct	Cost of sales - depreciation	Cost of sales - other	Mine operating earnings	Net earnings and comprehensive earnings

Guanaceví	2026	$141.0	$61.7	$12.1	$15.1	$52.0	$36.4
	2025	90.7	48.5	12.9	12.4	17.0	11.4
Bolañitos	2026	4.7	1.7	-	-	3.0	2.4
	2025	34.2	21.3	5.4	0.4	7.1	5.0
Terronera	2026	154.0	63.1	19.3	4.9	66.7	56.8
	2025	3.3	8.3	0.8	0.1	(5.9)	(50.3)
Kolpa	2026	122.1	58.4	15.1	2.8	45.8	34.1
	2025	23.8	16.3	5.1	-	2.4	(0.9)
Exploration	2026	-	-	-	-	-	(11.5)
	2025	-	-	-	-	-	(7.2)
Corporate	2026	-	-	-	-	-	13.2
	2025	-	-	-	-	-	(11.4)
Consolidated	2026	$421.8	$185.0	$46.5	$22.8	$167.5	$131.4
	2025	152.1	94.4	24.2	12.9	20.6	(53.4)

The Exploration segment included $0.6 of costs incurred in Chile for the six months ended June 30, 2026 (June 30, 2025 - $0.8) and $0.1 of costs incurred in USA (June 30, 2025 - $0.1).

		Total assets	Total liabilities	Additions to fixed assets

Guanaceví	June 30, 2026	$137.5	$45.6	$12.7
	December 31, 2025	117.2	55.7	19.6
Bolañitos	June 30, 2026	-	-	-
	December 31, 2025	47.6	21.5	10.4
Terronera	June 30, 2026	560.9	110.0	19.3
	December 31, 2025	553.4	184.1	130.3
Kolpa	June 30, 2026	249.1	79.3	16.2
	December 31, 2025	236.5	77.2	25.6
Exploration	June 30, 2026	114.8	3.5	4.9
	December 31, 2025	91.1	2.0	4.4
Corporate	June 30, 2026	209.9	321.4	-
	December 31, 2025	189.9	316.0	0.4
Consolidated	June 30, 2026	$1,272.2	$559.8	$53.1
	December 31, 2025	$1,235.7	$656.5	$190.7

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 15

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months and six months ended June 30, 2026 and 2025

(unaudited)

(expressed in millions of US dollars, unless otherwise stated)

17. COMMITMENTS & CONTINGENCIES

Commitments

As of June 30, 2026, the Company had $2.5 committed for capital equipment purchases.

Contingencies

Due to the nature of the Company's activities, various legal and tax matters are outstanding from time to time. The Company is routinely subject to audit by tax authorities in the countries in which it operates and has received a number of tax assessments in various locations, which are currently at various stages of progress with the relevant authorities. The outcomes of these audits and assessments are uncertain, however, the Company is confident of its position on the various matters under review.

18. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Contingent payment on acquisition of Kolpa

The consideration is valued using a discounted cash flow model and it is classified as Level 3 in the fair value hierarchy. The key unobservable inputs used in the valuation include a discount rate of 15.0%, as well as assumptions about the silver equivalent ounces expected to be reported as Kolpa's mineral reserves and resources in a future technical report. The fair value of the contingent consideration payable as at June 30, 2026, was $9.4 (December 31, 2025 - $8.8).

Deferred consideration on sale of Bolañitos

The deferred consideration was measured at fair value using probability-weighted discounted cash flow models based on forecasted production from Bolañitos. Accordingly, it is classified within Level 3 of the fair value hierarchy. The key unobservable inputs used in the valuation include a discount rate of 13.5%, as well as assumptions about forecasted production from Bolañitos. The fair value of the deferred consideration as at June 30, 2026, was $7.8 (December 31, 2025 - $nil).

Commodity contracts

In connection with the Terronera Debt Facility (Note 10), the Company entered into gold forward swap contracts on March 28, 2024, at a forward price of $2,311 per ounce of gold. As of June 30, 2026, 33,461 oz remain outstanding with exposure to gold prices, with settlement scheduled through July 2027.

In 2025, in relation to the amendment to the Terronera Debt Facility, the Company implemented un-margined zero-cost collars for 968,000 ounces of silver with a price range of $31 to $42. As at June 30, 2026, the final settlement amount of the Company's silver collar contracts had been fixed at $2.3 and was included in current derivative liabilities. Accordingly, the Company had no silver collar ounces outstanding under the contracts. The liability was settled in cash on July 2, 2026.

Concurrently with the acquisition of Minera Kolpa on May 1, 2025, the Company entered into a ten-year copper stream agreement on copper produced from Kolpa with Versamet Royalties Corporation. The copper stream liability is measured at fair value through profit or loss using a discounted cash flow model based on market and operational assumptions, including discount rates and forward copper price curves and classified within Level 3 in the fair value hierarchy.

Foreign exchange contracts

The Company hedges a portion of expenditures incurred in Mexican pesos.  During the three and six months ended June 30, 2026, the Company settled $9.0 and $18.0 of MXN forward contracts, respectively, and recognized realized gains of $0.7 and $1.7, respectively. As of June 30, 2026, the Company had $24.0 Mexican peso forward contracts with a weighted average settlement exchange rate of 18.30 pesos per US dollar settling between July 2026 and June 2027.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 16

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months and six months ended June 30, 2026 and 2025

(unaudited)

(expressed in millions of US dollars, unless otherwise stated)

Reconciliation of derivative assets, liabilities and gain (loss) on derivative contracts:

	Gold forward swaps	Silver Collars	Mexican Peso forwards	Copper stream liability	Convertible notes derivative	Total

Derivative asset (liability) at December 31, 2025	$(110.1)	$(20.2)	$1.1	$(44.7)	$8.0	$(165.9)
(Loss) gain on revaluation	46.7	17.8	(0.2)	(4.4)	2.2	62.1
Settled copper stream liability	-	-	-	3.7	-	3.7
Derivative asset (liability) at June 30, 2026	$(63.4)	$(2.4)	$0.9	$(45.4)	$10.2	$(100.1)

Presented in the statement of financial position:
Current derivative asset	$-	$-	$0.9	$-	$-	$0.9
Non-current derivative assets	-	-	-	-	10.2	10.2
Current derivative liabilities	(62.4)	(2.4)	-	-	-	(64.8)
Non-current derivative liabilities	(1.0)	-	-	-	-	(1.0)
Current copper stream liability	-	-	-	(8.2)	-	(8.2)
Non-current copper stream liability	-	-	-	(37.2)	-	(37.2)
Derivative asset (liability) at June 30, 2026	$(63.4)	$(2.4)	$0.9	$(45.4)	$10.2	$(100.1)

(Loss) gain on revaluation	$46.7	$17.8	$(0.2)	$(4.4)	$2.2	$62.1
Realized (loss) gain on derivatives	(42.1)	(24.1)	1.6	-	-	(64.6)
(Loss) gain on derivative contracts	$4.6	$(6.3)	$1.4	$(4.4)	$2.2	$(2.5)

(a) Financial assets and liabilities

As at June 30, 2026, the carrying and fair values of the Company's financial instruments by category were as follows:

	Fair value through profit or loss	Amortized cost	Carrying value	Fair value

Financial assets:
Cash and cash equivalents	$-	$236.6	$236.6	$236.6
Other investments	12.8	-	12.8	12.8
Accounts and other receivables	31.7	7.0	38.7	38.7
Derivative assets	11.1	-	11.1	11.1
Loans receivable	-	2.6	2.6	2.6
Deferred consideration	7.8	-	7.8	7.8
Total financial assets	$63.4	$246.2	$309.6	$309.6

Financial liabilities:
Accounts payable, accrued liabilities and other current liabilities	$7.8	$101.7	$109.5	$109.5
Derivative liabilities	65.8	-	65.8	65.8
Copper stream liability	45.4	-	45.4	45.4
Contingent payment	9.4	-	9.4	9.4
Loans payable	-	5.6	5.6	5.6
Convertible senior notes	-	241.2	241.2	243.1
Total financial liabilities	$128.4	$348.5	$476.9	$478.8

As at June 30, 2026, fair value of convertible senior notes including the equity component and early redemption derivative asset, was $362.5 (December 31, 2025 - $386.2).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 17

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months and six months ended June 30, 2026 and 2025

(unaudited)

(expressed in millions of US dollars, unless otherwise stated)

As at December 31, 2025, the carrying and fair values of the Company's financial instruments by category were as follows:

	Fair value through profit or loss	Amortized cost	Carrying value	Fair value

Financial assets:
Cash and cash equivalents	$-	$215.4	$215.4	$215.4
Other investments	1.0	-	1.0	1.0
Accounts and other receivables	20.6	3.1	23.8	23.8
Derivative assets	9.1	-	9.1	9.1
Loans receivable	-	2.6	2.6	2.6
Total financial assets	$30.7	$221.1	$251.9	$251.9

Financial liabilities:
Accounts payable, accrued liabilities and other current liabilities	$8.9	$111.5	$120.4	$120.4
Derivative liabilities	130.3	-	130.3	130.3
Copper stream liability	44.7	-	44.7	44.7
Contingent payment	8.8	-	8.8	8.8
Loans payable	-	12.7	12.7	12.7
Convertible senior notes	-	231.2	231.2	231.2
Total financial liabilities	$192.7	$355.4	$548.1	$548.1

(b) Fair value hierarchy

Assets and liabilities as at June 30, 2026 measured at fair value on a recurring basis include:

	Level 1	Level 2	Level 3	Total
Financial assets:
Other investments	$12.7	$-	$0.1	$12.8
Trade receivables	-	31.7	-	31.7
Derivative assets	-	0.9	10.2	11.1
Deferred consideration	-	-	7.8	7.8
Total financial assets	$12.7	$32.6	$18.1	$63.4

Financial liabilities:
Cash settled deferred share units	$7.8	$-	$-	$7.8
Derivative liability	-	65.8	-	65.8
Copper stream liability	-	-	45.4	45.4
Contingent payment	-	-	9.4	9.4
Total financial liabilities	$7.8	$65.8	$54.8	$128.4

Assets and liabilities as at December 31, 2025 measured at fair value on a recurring basis include:

	Level 1	Level 2	Level 3	Total
Financial assets:
Other investments	$0.9	$-	$0.1	$1.0
Trade receivables	-	20.6	-	20.6
Derivative assets	-	1.1	8.0	9.1
Total financial assets	$0.9	$21.7	$8.1	$30.7

Financial liabilities:
Cash settled deferred share units	$8.9	$-	$-	$8.9
Derivative liability	-	130.3	-	130.3
Copper stream liability	-	-	44.7	44.7
Contingent payment	-	-	8.8	8.8
Total financial liabilities	$8.9	$130.3	$53.5	$192.7

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 18

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months and six months ended June 30, 2026 and 2025

(unaudited)

(expressed in millions of US dollars, unless otherwise stated)

HEAD OFFICE	Suite 1130, 609 Granville Street Vancouver, BC, Canada V7Y 1G5 Telephone: (604) 685-9775 1-877-685-9775 Website: www.edrsilver.com

DIRECTORS	Margaret Beck Daniel Dickson Amy Jacobsen Angela Johnson Rex McLennan George Paspalas Kenneth Pickering Mario Szotlender

OFFICERS	Daniel Dickson – Chief Executive Officer
Luis Castro – Chief Operating Officer
Elizabeth Senez – Chief Financial Officer
Greg Baylock – Vice President, Operations
Gord Bussieres – Vice President, Projects
Dale Mah – Vice President, Corporate Development
Allison Pettit – Vice President, Investor Relations
Alejandra Hincapie – Corporate Secretary

REGISTRAR AND TRANSFER AGENT	Computershare Trust Company of Canada 3rd Floor – 510 Burrard StreetVancouver, BC, Canada V6C 3B9

AUDITORS	KPMG LLP 777 Dunsmuir StreetVancouver, BC, Canada V7Y 1K3

SOLICITORS	Blake, Cassels & Graydon LLP Suite 3500, 1133 Melville StreetVancouver, BC, Canada V6E 4E5

SHARES LISTED	Toronto Stock Exchange Trading Symbol – EDR New York Stock Exchange Trading Symbol – EXK

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 19